Exhibit 21

Subsidiaries of the Registrant

Listed below are the subsidiaries of the Company, each of which is in the consolidated financial statements of the Company, and the percentage of ownership by the Company. Each such subsidiary does business under its corporate name.

Name of Subsidiary	Jurisdiction of Incorporation
Amende Cabinet Corporation	Virginia
RSI Home Products, Inc.	Delaware
Phocus Asia Limited	Hong Kong
Phocus China Limited	People's Republic of China
Professional Cabinet Solutions	California
RSI Home Products, S. De R.L. De C.V. (99.9%)	Mexico
RSI Home Products Manufacturing, Inc.	Delaware
RSI Home Products, S. De R.L. De C.V. (0.1%)	Mexico
RSI Home Products Sales, Inc.	Delaware
RSI Home Products Management, Inc.	Delaware